SECURITIES AND EXCHANGE COMMISSION

                       Washington,  D.C.  20549

                             SCHEDULE  13G


               Under the Securities Exchange Act of 1934


                       COLLINS INDUSTRIES, INC.
        -------------------------------------------------------
                           (Name of Issuer)


                Common Stock, par value $.10 per share
        --------------------------------------------------------
                    (Title of Class of Securities)


                               194858106
                         ---------------------
                            (CUSIP Number)



     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     CUSIP No. 194858106

     (1)   Name of Reporting Person
           COLLINS INDUSTRIES TAX DEFERRED SAVINGS PLAN AND
           TRUST - E.I.N.:  43-0985160

     (2)   Check the appropriate Box if      (a)  [  ]
           a Member of a Group               (b)  [  ]

     (3)   SEC Use Only

     (4)   Citizenship of Place of Organization
           U.S.A.

                                   (5)  Sole Voting Power
          Number of                     404,682
            Shares
          Beneficially             (6)  Shared Voting Power
           Owned by                        0
               Each
           Reporting               (7)  Sole Dispositive Power
          Person With                   404,682

                                   (8)  Shared Dispositive Power
                                           0

     (9)   Aggregate Amount Beneficially Owned
           by Each Reporting Person
           404,682

     (10)  Check if the Aggregate Amount in
           Row (9) Excludes Certain Shares      [  ]

     (11)  Percent of Class Represented by Amount in Row (9)
           5.5%

     (12)  Type of Reporting Person
           EP

     Item  1. Issuer.

           (a) Name of Issuer:  COLLINS INDUSTRIES, INC.

           (b) Address of issuer's principal executive office:
               15 COMPOUND DRIVE
               HUTCHINSON, KANSAS  67502

     Item 2.

           (a) Name of person filing:
               COLLINS INDUSTRIES TAX DEFERRED SAVINGS PLAN AND TRUST

           (b) Address of principal business office or, if none, residence:
               C/O BANK OF KANSAS, TRUSTEE
               P.O. BOX  1707
               HUTCHINSON, KANSAS  67504-1707

           (c) Citizenship:
               U.S.A.

           (d) Title of class of securities
               COMMON STOCK, PAR VALUE $.10 PER SHARE

           (e) CUSIP No.: 194858106

     Item  3. Not Applicable

     Item  4. Ownership.
              The number and percentage of shares of Common Stock beneficially owned by the Reporting Person, based on 7,408,381 shares outstanding as of December 31, 1997, are as set forth below. Percentage of ownership is calculated by dividing the number of shares of Common Sock beneficially owned by the total number of shares of Common Stock outstanding on December 31, 1997.

          (a) Amount beneficially owned:  404,682

          (b) Percent of Class:  5.5%

          (c) Number of shares as to which such person has:

              (i)     Sole power to vote or to direct the vote:
                      404,682

              (ii)    Shared power to vote or to direct the vote:
                         0

              (iii)   Sole power to dispose or to direct the disposition of:
                      404,682

              (iv)    Shared power to dispose or to direct the disposition of:
                         0

      Item 5.   Ownership of 5 Percent or Less of a Class.
                Not Applicable.

      Item 6. Ownership of More than 5 Percent on Behalf of Another Person. Not Applicable.

      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                Not Applicable.

       Item 8. Identification and Classification of Members of the Group. Not Applicable.

       Item 9.  Notice of Dissolution of Group.
                Not Applicable.

       Item 10. Certification.
                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statementis true, complete and correct.

     Date:   February 13, 1998

                                     /S/   Janet Stoecklein
                                     Name:  Janet Stoecklein